UNITED STATES
                             SECURITIES AND EXCHANGE COMMISSION
                                   Washington D.C. 20549


PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
File No. 70-9323

REPORT PERIOD
July 1, 2000 through December 31, 2000

In the Matter of

ALLIANT ENERGY CORPORATION, ET AL


     ALLIANT ENERGY CORPORATION ("AEC") hereby certifies on behalf of itself, Alliant Energy Resources, Inc. ("AER"), a wholly-owned subsidiary of AEC, and Heartland Properties, Inc. ("HPI"), a wholly-owned subsidiary of AEI, that during the period from July 1, 2000 through December 31, 2000 (the "Reporting Period"):

     1. The consolidated balance sheet and twelve-month statement of income for HPI as of the end of the Reporting Period were as set forth in Exhibit A.

     2. The amount of revenues and any form of compensation received by HPI during the Reporting Period from any and all LIHTC property interests, directly or indirectly, owned or controlled by HPI were $406,065.

     3. The name of each new partnership entered into during the Reporting Period is as follows: Countryside of Clinton Associates Limited Partnership

     A copy of the corresponding partnership agreement for each partnership is provided in Exhibit B.

     4. The amounts of investment made by HPI during the Reporting Period in the LIHTC properties and cumulative comparisons of the $50 million authorized in the SEC's order dated August 13, 1999 are as set forth under Exhibit C.

     5. The cumulative number of any and all LIHTC properties and any other investment position in any form of non-utility assets held by HPI at the end of the Reporting Period was ninety-five.

     Said transactions have been carried out in accordance with the terms and conditions of, and for the purpose represented in, the Form U-1 Application-Declaration, as amended, of AEC, et al, in File No., 70-9323, and in accordance with the terms and conditions of the SEC's order dated August 13, 1999, permitting said Application-Declaration to become effective.


     DATED: February 14, 2001




                                    ALLIANT ENERGY CORPORATION
                                    ALLIANT ENERGY RESOURCES, INC.
                                    ALLIANT ENERGY INVESTMENTS, INC.
                                    HEARTLAND PROPERTIES, INC.

                                    By:  ALLIANT ENERGY CORPORATION



                                    By:  /s/  Enrique Bacalao
                                    -----------------------------------------
                                           Enrique Bacalao
                                           Assistant Treasurer